Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

October 7, 2022

Re:	Legion M Entertainment, Inc.
Offering Statement on Form 1-A
Filed October 4, 2022
File No. 024-11966

To Whom It May Concern:

On behalf of Legion M Entertainment, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 10:00 a.m., Eastern Time, on Wednesday, October 12, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Paul Scanlan

Paul Scanlan
CEO
Legion M Entertainment, Inc.